SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)

Pine Valley Mining Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

37936T

(CUSIP Number)

John J. Jenkins
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH 44114-2688
216-622-8507

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2005

(Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 37936T		13D/A

1.	Name of Reporting Person: R. Templeton Smith Foundation		I.R.S. Identification Nos. of above persons (entities only): 34-1823830

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,375,690 Common Shares.

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,375,690 Common Shares.

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,375,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5% (based on 67,386,858 Common Shares issued and outstanding which includes all options exercisable within 60 days)

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 1, dated March 4, 2005, is filed by the R. Templeton Smith Foundation (the “Smith Foundation”) and amends the Schedule 13D as previously filed by the Smith Foundation with the Securities and Exchange Commission (“SEC”) on November 24, 2004 (“Schedule 13D”), relating to the Common Shares, without par value, of Pine Valley Mining Corporation whose principal executive offices are located at 535 Thurlow Street, Suite 501, Vancouver, BC V6E 3L2 (“Pine Valley” or the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable

Item 5. Interest in Securities of the Issuer.

The Smith Foundation beneficially owns 6,375,690 Common Shares, or 9.5% of the Common Shares of Pine Valley, based upon 67,386,858 Common Shares outstanding as reported by the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mark Smith, who is a trustee and Vice-President of the Smith Foundation, is also a director of the Issuer. Mr. Smith has sole beneficial ownership of 15,006,551 Common Shares plus 150,000 options to purchase Common Shares, at a price of CD$0.90 per share exercisable until April 28, 2007. Mr. Smith may be deemed to have shared voting power and shared dispositive power of the 6,375,690 Common Shares held by the Smith Foundation. Mr. Smith does not have a pecuniary interest in the 6,375,690 Common Shares held by the Smith Foundation.

On February 25, 2005, Sprott Securities Inc. on its own behalf and on behalf of a still to be determined underwriting syndicate (the “Underwriters”), entered into an agreement to purchase from Mark Smith and the Smith Foundation 1,250,000 Common Shares at a price of CD$5.25 per share for aggregate gross proceeds of CD$6,562,500. The Underwriters also have an option exercisable in whole or in part to purchase up to an additional 1,250,000 Common Shares from Mr. Smith and the Smith Foundation at the price of CD$5.25 per share exercisable until March 22, 2005.

In March or April 2004, Mr. Smith terminated an investment advisory arrangement with Thomas O’Brien and an entity controlled by him with respect to Mr. Smith’s investment in Pine Valley, and agreed to pay Mr. O’Brien a fee calculated by reference to the appreciation in value of that investment. The parties disagree concerning the amount of Mr. Smith’s payment obligation and the fee has not yet been paid. Mr. O’Brien also contends that he is entitled to receive compensation from the Smith Foundation. Mr. Smith’s position is that he agreed to pay to Mr. O’Brien 12.5% of the gain associated with the Pine Valley investment through the date that he and Mr. O’Brien agreed to terminate this arrangement, and the Smith Foundation does not believe that it is obligated to pay a fee to Mr. O’Brien.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2005

Dated

The R. Templeton Smith Foundation
By:	/s/ Edward C. Smith
Name/Title:	Edward C. Smith
Secretary and Treasurer